Exhibit 99.7
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Meeting of the Board of Directors on February 11, 2009
Paris, February 11, 2009 — At its meeting on February 11, 2009, the Board of Directors of TOTAL, chaired by Thierry Desmarest, reviewed the Group’s accounts for the fourth quarter 2008, and approved the annual consolidated accounts and the parent company accounts for 2008. The Board also proposed the dividend to be submitted to the annual shareholders meeting on May 15, 2009.
More detailed information on these subjects will be available in a press release to be published on February 12, 2009 at 8:00 a.m. CET.
The Board also resolved to propose that the three-year terms as directors of Mrs. Anne Lauvergeon and Messrs. Christophe de Margerie, Daniel Bouton, Bertrand Collomb and Michel Pébereau be renewed by the annual shareholders meeting on May 15, 2009. The Board also resolved to propose that Mr. Patrick Artus be elected as a director for the same term at the same meeting.
Moreover, the Board resolved to propose to the annual shareholders meeting an amendment of the by-laws pertaining to the rules relating to the nomination of the Chairman. The amendment will allow the Board, as an exception to the currently applicable 65-year age limit, to appoint as Chairman of the Board for a period of up to two years an administrator who is more than 65 years old but less than 70 years old.
In addition, pursuant to the corporate governance recommendations dated October 6, 2008 of the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF), the Board noted that the Chairman and the Chief Executive Officer have decided to terminate their employment contracts with the company. Their employment contracts had previously been suspended upon their nominations to these positions, pursuant to French Law. The Board also set the policy for the award of compensation and other benefits to the Chairman and the Chief Executive Officer, and determined the amount of compensation to be paid to them in 2009. Additional information related to these decisions will be available on the Group’s website: (www.total.com).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com